SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ALTIGEN COMMUNICATIONS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

021489109

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Philip M. McDermott
Chief Financial Officer
AltiGen Communications, Inc.
410 East Plumeria Drive
San Jose, CA 95134
(408) 597-9000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:

N. Anthony Jeffries, Esq.
Troy Foster
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,109,042	$117.70
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,073,800 shares of common stock of AltiGen Communications, Inc. having an aggregate value of $2,109,042 as of July 30, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model using a price per share of common stock of $0.88, the closing price of the issuer’s common stock as reported on the NASDAQ Capital Market as of July 30, 2009.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon.

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to an offer by AltiGen Communications, Inc., a Delaware corporation (“AltiGen” or the “Company”), to exchange (the “Exchange Offer”) outstanding and unexercised options to purchase up to an aggregate of 3,073,800 shares of the Company’s common stock, whether vested or unvested, that (i) were granted before August 5, 2008 with an exercise price per share greater than $1.28; (ii) were granted under the AltiGen Communications, Inc. 1999 Stock Plan or the 1994 Stock Option Plan; and (iii) are held by U.S. employees of the Company or one of its subsidiaries as of August 5, 2009 who continuously remain employees through the date on which the New Options are granted (“Eligible Employees”). Our executive officers are eligible to participate in the Exchange Offer, but the non-employee members of the Company’s board of directors are not eligible to participate in the Exchange Offer.

Any options that meet the foregoing requirements (the “Eligible Options”) may be exchanged for new options that will be granted under the Company’s 2009 Equity Incentive Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated August 5, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Memorandum to All Eligible Employees, dated August 5, 2009, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form, attached hereto as Exhibit (a)(1)(C) and (iv) the Withdrawal Form, attached hereto as Exhibit (a)(1)(D). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” The following disclosure materials were also made available to all eligible employees: (a) the Confirmation Email to Eligible Employees, attached hereto as Exhibit (a)(1)(E), (b) the Form of Reminder Email, attached hereto as Exhibit (a)(1)(F) and (c) the Notice to Eligible Employees Regarding Expiration of Offer Period, attached hereto as Exhibit (a)(1)(G).

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a)  Name and Address.

AltiGen is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 410 East Plumeria Drive, San Jose, CA 95134, and the telephone number at that address is (408) 597-9000. The information set forth in the Offer to Exchange under the caption “The Offer” in the section titled “Information Concerning AltiGen” is incorporated herein by reference.

(b)  Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to Eligible Options tendered by Eligible Employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and under the caption “The Offer” in the sections titled “Number of Options; Expiration Date,” “Acceptance of Options for Exchange and Issuance of New Options,” and “Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(c)  Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section titled “Price Range of Shares Underlying the Options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)  Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)  Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections titled “Eligibility,” “Number of Options; Expiration Date,” “Purpose of the Offer,” “Procedures for Electing to Exchange Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange and Issuance of New Options,” “Conditions of the Offer,” “Price Range of Shares Underlying the Options,” “Source and Amount of Consideration; Terms of New Options,” “Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material U.S. Federal Income Tax Consequences” and “Extension of Offer; Termination; Amendment” are incorporated herein by reference.

(b)  Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e)  Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The option plans and related option agreements incorporated by reference as Exhibits (d)(1), (d)(2) and (d)(3) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)  Purposes.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section titled “Purpose of the Offer” is incorporated herein by reference.

(b)  Use of Securities Acquired.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections titled “Acceptance of Options for Exchange and Issuance of New Options” and “Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

(c)  Plans.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section titled “Purpose of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)  Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section titled “Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(b)  Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section titled “Conditions of the Offer,” is incorporated herein by reference.

(d)  Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)  Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section titled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b)  Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section titled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a)  Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the caption “The Offer” in the sections titled “Financial Statements” and “Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)  Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)  Other Material Information.

Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated August 5, 2009.
(a)(1)(B)	Memorandum to All Eligible Employees, dated August 5, 2009.
(a)(1)(C)	Election Form.
(a)(1)(D)	Withdrawal Form.
(a)(1)(E)	Confirmation Email to Eligible Employees.
(a)(1)(F)	Form of Reminder Email.
(a)(1)(G)	Notice to Eligible Employees Regarding Expiration of Offer Period.
(b)	Not applicable.
(d)(1)	The AltiGen Communications, Inc. 1994 Stock Option Plan, as amended, and form of stock option agreement, incorporated herein by reference to Exhibit 10.2 filed with the Company’s Registration Statement on Form S-1 (No. 333-80037) declared effective on October 4, 1999.
(d)(2)	The AltiGen Communications, Inc. 1999 Stock Plan, as amended, and form of stock option agreement, incorporated herein by reference to Exhibit 10.4 filed with the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003.
(d)(3)	The AltiGen Communications, Inc. 2009 Equity Incentive Plan and form of stock option agreement thereunder, incorporated herein by reference to Exhibit 4.1 filed with the Company’s Registration Statement on Form S-8 (No. 333-160293) declared effective on June 29, 2009.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a)    Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTIGEN COMMUNICATIONS, INC.
/s/ Philip M. McDermott Philip M. McDermott Chief Financial Officer

Date: August 5, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated August 5, 2009.
(a)(1)(B)	Memorandum to All Eligible Employees, dated August 5, 2009.
(a)(1)(C)	Election Form.
(a)(1)(D)	Withdrawal Form.
(a)(1)(E)	Confirmation Email to Eligible Employees.
(a)(1)(F)	Form of Reminder Email.
(a)(1)(G)	Notice to Eligible Employees Regarding Expiration of Offer Period.
(b)	Not applicable.
(d)(1)	The AltiGen Communications, Inc. 1994 Stock Option Plan, as amended, and form of stock option agreement, incorporated herein by reference to Exhibit 10.2 filed with the Company’s Registration Statement on Form S-1 (No. 333-80037) declared effective on October 4, 1999.
(d)(2)	The AltiGen Communications, Inc. 1999 Stock Plan, as amended, and form of stock option agreement, incorporated herein by reference to Exhibit 10.4 filed with the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003.
(d)(3)	The AltiGen Communications, Inc. 2009 Equity Incentive Plan and form of stock option agreement thereunder, incorporated herein by reference to Exhibit 4.1 filed with the Company’s Registration Statement on Form S-8 (No. 333-160293) declared effective on June 29, 2009.
(g)	Not applicable.
(h)	Not applicable.